March 16, 2017

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Spire Inc. Form 10-K for the Fiscal Year Ended September 30, 2016 (the “Filing”) Filed November 15, 2016 File No. 001-16681

Dear Ms. Thompson:

On behalf of Spire Inc. (“we” or “our”), I am responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission as set forth in your letter dated March 8, 2017 relating to disclosures in the above-referenced Filing. For ease of reference in this letter, the comments appear in bold italics along with our responses.

Form 10-K for the Fiscal Year Ended September 30, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Revenues and Operating Expenses, page 32

1.
We note that you present a non-GAAP measure entitled “operating margin,” which appears similar to the US GAAP terms “gross margin” and “operating income.” Please revise your presentation to better comply with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Make conforming changes, as necessary, to your earnings release.

Response:

We referenced the non-GAAP measure “operating margin” and included its computation in our Filing to assist the reader in understanding our results of operations. To better distinguish this non-GAAP measure from similar GAAP terms, we will revise the term “operating margin” to “contribution margin” in future filings and earnings releases.

2.
Please revise to begin your reconciliations with GAAP results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

We have concluded that operating revenues is the most directly comparable GAAP measure for “contribution margin” (the term proposed in our response above). Readers of our Filing, as well as our management, generally focus less on operating revenues as a measure of volumetric performance given the sometimes significant fluctuations in commodity costs, which can represent up to 60% of the customer’s bill. Common industry and internal practice is to look to operating revenues excluding pass-through costs (generally commodity costs and gross receipts taxes) as a supplemental measure of revenue performance, and our disclosures reflect this approach.

In future filings and public disclosures, we will revise our reconciliations for contribution margin to begin with operating revenues as the most directly comparable GAAP measure. As an example, included below is the proposed reconciliation for the year ended September 30, 2016, presented as part of our schedule of components of operating income.

(In millions)	Gas Utility	Gas Marketing	Other	Eliminations	Consolidated
Operating revenues (GAAP)	$1,459.4	$78.5	$4.8	$(5.4)	$1,537.3
Natural and propane gas costs	539.7	60.7	0.2	(3.0)	597.6
Gross receipts tax expense	75.3	0.1	—	—	75.4
Contribution margin (non-GAAP)	844.4	17.7	4.6	(2.4)	864.3
Depreciation and amortization	136.9	0.1	0.5	—	137.5
Other operating expenses*	429.2	5.8	11.9	(2.4)	444.5
Operating income (loss)	$278.3	$11.8	$(7.8)	$—	$282.3
* Includes other operation and maintenance expenses and taxes, other than income taxes and gross receipts taxes

* * *

If any items require further clarification, please contact me at 314-342-3348 or, in my absence, Tim Krick, Controller at 314-342-0679.

Respectfully,

/s/ Steven P. Rasche

Steven P. Rasche
Executive Vice President and Chief Financial Officer

cc:	Mark Darrell, Spire Inc.
Tim Krick, Spire Inc.